

16014784

MMISSION SEC Mail Processing Section

MAR 10 2016

Washington DC 416

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31955 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

| St. Paul | MN | 55101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Rockvoy 651-665-4322
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

| 4200 Wells Fargo Center | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
March 8, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

**SECURIAN FINANCIAL SERVICES, INC.**

**Statement of Financial Condition**

**December 31, 2015**
(In thousands)

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 16,725 |
| Commissions receivable | | 6,166 |
| Due from affiliates | | 497 |
| Other receivables | | 623 |
| Deferred tax asset | | 412 |
| Software, net of accumulated amortization of $4,572 | | 969 |
| Prepaid expenses | | 98 |
| Deposit with clearing organizations | | 120 |
| Total assets | $ | 25,610 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ | 5,845 |
| Accrued expenses | | 1,001 |
| Current income tax payable | | 780 |
| Due to affiliates | | 2,084 |
| Total liabilities | | 9,710 |
| Stockholder's equity: | | |
| Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding | | 53,216 |
| Accumulated deficit | | (37,316) |
| Total stockholder's equity | | 15,900 |
| Total liabilities and stockholder's equity | $ | 25,610 |

See accompanying notes to financial statements.

**SECURIAN FINANCIAL SERVICES, INC.**

**Statement of Operations**

**For the year ended December 31, 2015**

(In thousands)

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions and distribution and service fee income: | | |
| 12b-1 fees from insurance products | $ | 14,776 |
| Investment advisory and financial planning fees | | 93,479 |
| Affiliated variable life, variable annuities and other products | | 107,690 |
| Variable life, variable annuities, mutual funds and other products | | 67,712 |
| Fee income received from affiliate | | 1,041 |
| Other income | | 8,430 |
| | | 293,128 |
| **Expenses** | | |
| Commissions and distribution and service fee expense: | | |
| 12b-1 fees from insurance products | | 14,776 |
| Investment advisory and financial planning | | 75,566 |
| Affiliated variable life, variable annuities and other products | | 107,690 |
| Variable life, variable annuities, mutual funds and other products | | 60,120 |
| Salaries and benefits | | 18,170 |
| Registration fees | | 1,549 |
| Clearing fees | | 755 |
| General and administrative expenses | | 8,994 |
| | | 287,620 |
| Income from operations before taxes | | 5,508 |
| Income tax expense: | | |
| Current | | 2,169 |
| Deferred | | (16) |
| Total income tax expense | | 2,153 |
| Net income | $ | 3,355 |

See accompanying notes to financial statements.

**SECURIAN FINANCIAL SERVICES, INC.**

**Statement of Changes in Stockholder's Equity**

**For the year ended December 31, 2015**

(In thousands)

| | Paid-in capital | Accumulated deficit | Total |
|---|---|---|---|
| Balances at December 31, 2014 | $ 53,216 | $ (40,671) | $ 12,545 |
| Net income | - | 3,355 | 3,355 |
| Balances at December 31, 2015 | $ 53,216 | $ (37,316) | $ 15,900 |

See accompanying notes to financial statements.

## SECURIAN FINANCIAL SERVICES, INC.

### Statement of Cash Flows

### For the year ended December 31, 2015

(In thousands)

| **Cash flows provided by operating activities** | | |
|---|---|---|
| Net income | $ | 3,355 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Software amortization | | 238 |
| Deferred tax provision | | (16) |
| Change in operating assets and liabilities: | | |
| Increase in commissions receivable | | (136) |
| Decrease in due from affiliates | | 193 |
| Increase in accounts receivable | | (196) |
| Change in securities owned | | 37 |
| Change in income tax payable - current | | 690 |
| Decrease in prepaid expenses | | 7 |
| Increase in deposit with clearing organizations | | (20) |
| Increase in commissions payable | | 164 |
| Decrease in accrued expenses | | (52) |
| Change in payable to outside broker/dealer | | (37) |
| Decrease in due to affiliates | | (553) |
| Net cash provided by operating activities | | 3,674 |
| **Cash flows used for investing activity** | | |
| Additions to capitalized software | | (628) |
| Net cash used for investing activity | | (628) |
| Increase in cash and cash equivalents | | 3,046 |
| Cash and cash equivalents at beginning of year | | 13,679 |
| Cash and cash equivalents at end of year | $ | 16,725 |

See accompanying notes to financial statements.

## (1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts, variable life insurance policies and certain equity indexed annuity contracts and life insurance policies. The Company is also the distributor of Securian Life Insurance Company's (Securian Life), a subsidiary of Minnesota Life, variable life insurance policies and certain equity indexed life insurance policies. Additionally, the Company also sells mutual funds, annuity contracts and insurance policies sponsored by third parties. The Company does not hold or carry securities for customer accounts.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

## (2) Summary of Significant Accounting Policies

### Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity, investment advisory and financial planning sales and other products is earned and recognized on the trade date. Related commission expense due to agents on such sales is also recognized on the trade date. Commission income based on assets under management is recorded as revenue when received along with the related commission expense due to the agents on such sales.

Under an assignment agreement with Minnesota Life, the Company receives and recognizes upon receipt, 12b-1 fees from the Securian Funds Trust funds portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

(Continued)

## (2) Summary of Significant Accounting Policies (Continued)

### Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market mutual funds with original maturity dates of less than three months to be cash equivalents. As of December 31, 2015, the Company had $4,680 of money market mutual funds which are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets. The Company had no other material financial assets that are required to be measured for fair value.

### Other Receivables

Other receivables are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2015, the Company had no allowance for doubtful receivables. Other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due other receivables balances.

### Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

(Continued)

## (2) Summary of Significant Accounting Policies (Continued)

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactments dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

### Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2015, the Company had unamortized software costs of $969.

### Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company did not own securities at December 31, 2015.

### Variable Interest Entities

A variable interest entity (VIE) is an entity that either has investors that lack certain characteristics of a controlling financial interest or lack sufficient equity to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2015, the Company had identified no investments or relationships that would be identified as a VIE.

(Continued)

## (3) Risks

The following is a description of the significant risks facing the Company:

*Off-Balance-Sheet Risk:*

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

*Credit Risk:*

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not experienced any losses in such accounts for the year ended December 31, 2015.

*Legal/Regulatory Risk:*

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

*Information Systems Risk:*

Information systems risk includes the risk that the Company's information technology, telecommunications, or other technological systems fail to function properly, become disabled, or are breached as a result of events or circumstances wholly or partially beyond the Company's control. The Company utilizes a variety of security measures and incident response procedures in its efforts to minimize the adverse impact of the risk.

(Continued)

(in thousands)

## (4) New Accounting Pronouncements

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The guidance requires an entity to recognize revenue reflecting the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for that good and service. The guidance also requires additional disclosures. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company is currently evaluating the impact of this new guidance on its financial statements.

## (5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity, variable life and certain equity indexed products and is the distributor of Securian Life's variable life and certain equity indexed products. The Company received compliance fees of $1,041 during 2015, which is included in fee income received from affiliate in the statement of operations, from Minnesota Life and Securian Life for performing compliance functions for these variable and certain equity indexed products. The Company also recognized commission income, which is included in commissions and distribution and service fee income: affiliated variable life, variable annuities and other products in the statement of operations of $107,690 in 2015 related to distribution activities, of which $2,365 was included in commissions receivable in the statement of financial condition at December 31, 2015.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a trust. The Company received fees of $716 for the year ended December 31, 2015, which is included in commissions and distribution and service fee income: variable life, variable annuities, mutual funds and other products in the statement of operations, of which $133 was included in due from affiliates in the statement of financial condition at December 31, 2015.

Under management services agreements with Minnesota Life, H. Beck, Inc. (H. Beck), Securian Life and STC, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising, and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life, H. Beck, Securian Life or STC or these expenses are incurred on behalf of the Company by Minnesota Life, H. Beck, Securian Life or STC. For the year ended December 31, 2015, the Company was charged net expenses totaling $11,452, of which $1,667 was included in due to affiliates in the statement of financial condition and $129 was included in due from affiliates in the statement of financial condition at December 31, 2015.

(Continued)

(in thousands)

## (5) Related Party Transactions (Continued)

Under an assignment agreement with Minnesota Life, 12b-1 fees from Securian Funds Trust, the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. During 2015, $14,776 was received and $14,359 was transferred. $14,776 was included in commissions and distribution and service fee income: 12b-1 fees from insurance products and commissions and distribution and service fee expense: 12b-1 fees form insurance products in the statement of operations. At December 31, 2015, $417 was payable to Minnesota Life and included in due to affiliates in the statement of financial condition.

In addition to the assignment agreement with Minnesota Life, distribution and service fee income of $6,856 was recognized and included in the $14,776 commissions and distribution and service fee income: 12b-1 fees from insurance products in the statement of operations during the year ended December 31, 2015 under agreements with certain investment companies managed by an affiliate, Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2015, the Company charged expenses totaling $2,192, and $235 was included in due from affiliates in the statement of financial condition at December 31, 2015 for such expenses.

Under a marketing services agreement with CRI Securities, LLC (CRI), the Company pays commissions for the sale of certain insurance products. For the year ended December 31, 2015, the Company paid commissions of $3,692 included in commissions and distribution and service fee expense: variable life, variable annuities, mutual funds and other products on the statement of operations.

## (6) Transactions with Clearing Agents

The agreements with the Company's clearing agents provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreements also require the Company to maintain a minimum deposit of $120.

## (7) Income Taxes

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

(Continued)

(in thousands)

## (7) Income Taxes (Continued)

| | | |
|---|---|---|
| Amount computed using the statutory rate | $ | 1,928 |
| State taxes, net of federal benefit | | 594 |
| Change in valuation allowance | | (388) |
| Other | | 19 |
| | $ | 2,153 |

The income tax expense for the year ended December 31, 2015 consisted of the following:

| | Current | | Deferred | | Total | |
|---|---|---|---|---|---|---|
| Federal | $ | 1,687 | $ | 260 | $ | 1,947 |
| State | | 482 | | (276) | | 206 |
| | $ | 2,169 | $ | (16) | $ | 2,153 |

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2015 are as follows:

| | | |
|---|---|---|
| Deferred tax asset: | | |
| Net operating losses | $ | 591 |
| Intangible assets | | 34 |
| Bonus accrual | | 196 |
| Gross deferred tax assets | | 821 |
| Deferred tax liabilities: | | |
| Prepaid expenses | | 45 |
| Capitalized software | | 364 |
| Gross deferred tax liabilities | | 409 |
| Net deferred tax asset | $ | 412 |

For the year ended December 31, 2015, the decrease in the deferred tax asset valuation allowance was $388. As of December 31, 2015, management determined that no valuation allowance was needed related to benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

The gross net operating loss carryforwards, which were generated in various states, amount to $16,570 at December 31, 2015 and will expire between 2016 and 2033.

Income taxes paid for the year ended December 31, 2015 were $1,479.

As of January 1, 2015 and December 31, 2015, the balance of unrecognized tax benefits was zero.

(Continued)

(in thousands)

## (7) Income Taxes (Continued)

As of December 31, 2015, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2015, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

During 2015, the IRS completed their audit of the consolidated 2012 federal tax return for Minnesota Mutual Companies, Inc. and Subsidiaries (MMC) on a fully agreed basis. There were no issues pertaining to the Company. The IRS had informed MMC that it did not intend to audit its consolidated tax return for year 2013. Subsequently, in late 2015, MMC filed an amended 2013 consolidated return. The IRS has not communicated their audit plans for the amended 2013 consolidated return or for the 2014 consolidated return. The Company believes that any additional taxes assessed or refunded as a result of potential examinations of those returns will not have a material impact on its financial position.

## (8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $12,709, which was $12,058 in excess of its required net capital of $651. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.77 to 1 at December 31, 2015.

## (9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

## (10) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

## (11) Subsequent events

The Company evaluated subsequent events through March 8, 2016, the date these financial statements were issued. There were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

Schedule I

**SECURIAN FINANCIAL SERVICES, INC.**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**as of December 31, 2015**
(In thousands)

| | | |
|---|---|---|
| Stockholder's equity | $ | 15,900 |
| Deductions - nonallowable assets: | | |
| Due from affiliates | | 497 |
| Accounts receivable | | 623 |
| Software, net | | 969 |
| State deferred tax asset | | 897 |
| Prepaid expenses | | 98 |
| | | 3,084 |
| Net capital before haircuts on securities | | 12,816 |
| Haircuts on securities | | 107 |
| Net capital | $ | 12,709 |
| Total aggregate indebtedness | $ | 9,758 |
| Net capital | $ | 12,709 |
| Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $9,758) | | 651 |
| Net capital in excess of requirements | $ | 12,058 |
| Ratio of aggregate indebtedness to net capital | | 0.77 to 1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2015 Part IIA of FOCUS Form X-17A-5 (as amended on February 23, 2016) and the above computations.

See accompanying report of independent registered public accounting firm.

Schedule II

**SECURIAN FINANCIAL SERVICES, INC.**
**Computation for the Determination of the Customer Account Reserve Requirements under SEC Rule 15c3-3**
**December 31, 2015**

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

**SECURIAN FINANCIAL SERVICES, INC.**
**Information Relating to Possession or Control**
**Requirements under SEC Rule 15c3-3**
**December 31, 2015**

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.